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                               September 8, 2022

       Michael Galai
       Chief Legal Officer
       Nayax Ltd.
       3 Arik Einstein Street, Bldg. B, 1st Floor
       Herzliya 4659071, Israel

                                                        Re: Nayax Ltd.
                                                            Registration
Statement on Form 20-F
                                                            Filed September 2,
2022
                                                            File No. 001-41491

       Dear Mr. Galai:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 20-F filed September 2, 2022

       Condensed Consolidated Financial Statements
       Notes to the Condensed Consolidated Financial Statements, page F-76

   1. Please revise to disclose the weighted average number of ordinary shares used in calculating earnings
per share as well as the instruments that could potentially dilute basic earnings per share in
the future, but were not included in the calculation of loss per share because they were
antidilutive. Refer to paragraph 70 of IAS 33.
       Exhibits

   2. We note that Kesselman and Kesselman did not consent to the reference to the firm as experts. Please have
your audit firm revise Exhibit 15.1 to state, if true, that they consent to the
reference to the firm as    experts    in the registration statement.
 Michael Galai
Nayax Ltd.
September 8, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at
(202) 551-3456 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



FirstName LastNameMichael Galai                             Sincerely,
Comapany NameNayax Ltd.
                                                            Division of
Corporation Finance
September 8, 2022 Page 2                                    Office of
Technology
FirstName LastName